Mail Stop 3720

April 17, 2006

David Micek
President and Chief Executive Officer
Eagle Broadband, Inc.
101 Courageous Drive
League City, Texas  77573-3925

Re: 	Eagle Broadband, Inc.
Registration Statement on Form S-1
Filed March 22, 2006
File No. 333-132635

Dear Mr. Micek:

      We have limited our review of your Form S-1 to the terms of the equity line agreement and other related agreements with Dutchess Private Equities Fund II, LP. Please amend the registration statement in response to the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Revise to provide updated information throughout the registration statement. For instance, update to disclose the current status of your lawsuit with Cornell Capital, provide selected quarterly financial data for the quarter ended February 28, 2006, and incorporate by reference your most recent Form 10-Q.

Debenture Agreement, page 11
2. We note your response to comment two of our letter dated March
16,
2006 that you do not intend to use the proceeds from the equity line to repay the convertible debenture held by Dutchess. We also note that your MD&A disclosure in your recent Form 10-Q for the quarter ended February 28, 2006, does not address how you plan to pay for the amounts owed to Dutchess at a rate of $90,156.19 per month beginning on May 1, 2006. Since you have not generated positive cash flow from operations and you do not have any available credit facilities other than the equity line provided by Dutchess, please disclose how you intend to make the required payments on the convertible debenture held by Dutchess and your other note payable obligations.

*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Albert Pappas, Staff Attorney, at (202) 551-
3378
or me at (202) 551-3810 with any questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief

cc:	Jeffrey A. Adams, Esq.
	(281) 538-4730 (fax)
Mr. David Micek
Eagle Broadband, Inc.
April 17, 2006
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